================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 ------------
                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                      For the quarter ended June 30, 1998

                          LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)
                              ------------------
                                 NOT APPLICABLE
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)
                            -----------------------
                          LOGITECH INTERNATIONAL S.A.
                              Apples, Switzerland
                               C/O LOGITECH INC.
                               6505 KAISER DRIVE
                           Fremont, California 94555
                                 (510) 795-8500
         (Address and telephone number of principal executive offices)
                            ----------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                 NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
               Not applicable
================================================================================

                          LOGITECH INTERNATIONAL S.A.
                                    FORM 6-K
                               TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
Financial Information (unaudited):
  Consolidated Balance Sheets at June 30, 1998 and March 31, 1998...........................      3
  Consolidated Statements of Income for the three months ended June 30, 1998 and 1997.......      4
  Consolidated Statements of Cash Flows for the three months ended June 30, 1998 and 1997...      5
  Notes to Consolidated Financial Statements................................................      6
Management's Discussion and Analysis of Financial Condition and Results of Operations.......      8
Signatures..................................................................................     17

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
------------------------------------------------------------------------

                                                                              JUNE 30,            MARCH 31,
                                                                                1998                 1998
                                                                            ------------         ----------
                                              ASSETS                        (UNAUDITED)
Current assets:
 Cash and cash equivalents............................................          $ 65,168          $ 72,376
 Accounts receivable..................................................            52,438            62,998
 Inventories..........................................................            38,355            32,417
 Other current assets.................................................            16,558            15,087
                                                                            ------------         ---------
     Total current assets.............................................           172,519           182,878
Property, plant and equipment, net....................................            27,816            28,721
Other assets..........................................................            16,106             3,102
                                                                            ------------         ---------
     Total assets.....................................................          $216,441          $214,701
                                                                            ============         =========

                                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt......................................................          $  4,960           $  5,999
 Accounts payable.....................................................            40,827             37,565
 Accrued liabilities..................................................            32,978             34,783
                                                                             -----------          ---------
     Total current liabilities........................................            78,765             78,347
Long-term debt, net of current maturities.............................             3,062              3,031
Other liabilities.....................................................               630                589
                                                                             ------------         ---------
     Total liabilities................................................            82,457             81,967
                                                                             ===========          =========
Shareholders' equity:
  Registered shares, par value CFH 20 - 2,101,688 authorized,
    353,312 conditionally authorized, 2,001,688 issued and outstanding
    at June 30 and March 31, 1998 .....................................            28,738             28,738
  Additional paid-in capital...........................................            75,609             75,577
  Less registered shares in treasury, at cost, 72,063 at June 30, 1998
    and 72,989 at March 31, 1998........................................           (6,195)            (6,677)
  Retained earnings....................................................            47,697             47,186
  Cumulative translation adjustment....................................           (11,864)           (12,090)
                                                                             ------------        -----------
     Total shareholders' equity.......................................             33,984            132,734
                                                                             ------------        -----------
     Total liabilities and shareholders' equity.......................           $216,441           $214,701
                                                                             ============         ==========

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
----------------------------------------------------------------------------

                                                                            THREE MONTHS ENDED JUNE 30,
                                                                         ------------------------------
                                                                               1998              1997
                                                                           ---------          ---------
                                                                                    (UNAUDITED)
Net sales.............................................................    $   70,125         $   90,158
Cost of goods sold....................................................        47,059             64,363
                                                                          ----------          ---------
Gross profit..........................................................        23,066             25,795
Operating expenses:
 Marketing and selling................................................        11,764             12,061
 Research and development.............................................         6,366              7,266
 General and administrative...........................................         4,612              4,805
                                                                           ---------          ---------
Operating income......................................................           324              1,663
Interest income, net..................................................           652                213
Other income (expense), net...........................................          (375)               655
                                                                           ---------         ----------
Income before income taxes............................................           601              2,531
Provision for income taxes............................................            90                381
                                                                           ---------         ----------
Net income............................................................     $     511         $    2,150
                                                                           =========         ==========
Net income per share
  Basic...............................................................          $.26              $1.17
  Diluted.............................................................          $.26              $1.10
Shares used to compute net income per share:
  Basic...............................................................     1,929,625          1,845,167
  Diluted.............................................................     1,997,658          1,954,961


   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
-----------------------------------------------------------------------------

                                                                              THREE MONTHS ENDED JUNE 30,
                                                                             ----------------------------
                                                                                1998              1997
                                                                              -------           -------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
 Net income...........................................................       $    511            $  2,150
 Non-cash items included in net income:
  Depreciation and amortization.......................................          3,050               3,093
  Loss on disposal of property, plant and equipment...................             70                  --
  Write-down of investments...........................................            (26)                (27)
  Stock compensation expense..........................................            117                  79
  Deferred income taxes...............................................            (59)               (605)
 Changes in current assets and liabilities:
  Accounts receivable.................................................         10,621              11,360
  Inventories.........................................................         (6,167)             (1,363)
  Other current assets................................................         (2,246)                968
  Accounts payable....................................................          2,978              (6,084)
  Accrued liabilities.................................................           (833)             (6,748)
                                                                             --------            --------
     Net cash provided by operating activities........................          8,016               2,823
                                                                             --------            --------
Cash flows from investing activities:
 Additions to property, plant and equipment...........................         (2,508)             (3,723)
 Investments in affiliated companies..................................        (12,179)                 --
 Other investing activities...........................................             --                  62
                                                                             --------            --------
     Net cash used in investing activities............................        (14,687)             (3,661)
                                                                             --------            --------
Cash flows from financing activities:
 Decrease in short-term debt..........................................         (1,039)            (12,927)
 Proceeds from sale of treasury shares................................            493               6,174
                                                                             --------            --------
     Net cash used in financing activities............................           (546)             (6,753)
                                                                             --------            --------
Effect of exchange rate changes on cash and cash equivalents..........              9                 (55)
                                                                             --------            --------
Net decrease in cash and cash equivalents.............................         (7,208)             (7,646)
Cash and cash equivalents at beginning of period......................         72,376              38,504
                                                                             --------            --------
Cash and cash equivalents at end of period............................       $ 65,168            $ 30,858
                                                                             ========            ========
Supplemental cash flow information:
 Interest paid........................................................       $     51            $    128
 Income taxes paid....................................................       $    439            $    879

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY:
  Logitech International S.A. (the "Company") designs, manufactures and markets human interface devices which often serve as the primary physical interface between users and their personal computers and other multimedia devices. The Company's products include: input and pointing devices such as 2D, 3D, and cordless mice, trackballs, touchpads, and keyboards; control devices for entertainment such as joysticks, gamepads, and 3D game controllers; and imaging devices such as color digital video cameras and, until December 1997, personal color scanners. The Company sells its products to both original equipment manufacturers ("OEMs") and a network of retail distributors and retailers.

NOTE 2 -- INTERIM FINANCIAL DATA:
  The accompanying consolidated financial statements should be read in conjunction with the Company's 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

NOTE 3 -- INITIAL PUBLIC OFFERING IN THE U.S.:
  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"). Total proceeds from the offering amounted to $32.0 million, or $16 per ADS. Underwriting discounts and commissions, share issue and other taxes and other offering expenses amounted to $5.2 million, which resulted in net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 registered shares from treasury under an option granted to the underwriters to cover over-allotments. Such sale generated net proceeds of $4.5 million.

NOTE 4 -- SALE OF PRODUCT LINE:
  On December 18, 1997, the Company sold its scanner product line to Storm for $5 million in cash, a $4 million convertible note, included in other current assets in the accompanying balance sheet, and a 10% common stock ownership in Storm. In addition, the Company entered into an agreement with Storm under which it will market and sell Storm products in Europe in 1998, and may earn additional cash, notes and Storm common stock based on its sales of Storm products in Europe during that period. Such amounts, if any, will be recognized as earned. Under the sales agreement, the Company continued to sell Logitech scanner inventory outside of Europe through February 15, 1998.

  In the third and fourth quarters of fiscal 1998, the Company recognized a loss on the sale of the scanner product line of $3,174,000, which reflects sale proceeds, less the cost of inventory and capital assets sold, costs to conclude certain contractual obligations, and other exit costs. The note receivable from Storm was non-interest bearing and was due March 27, 1998. At that time, the note was automatically extended one year at a 10% interest rate and became convertible, at the Company's option, into Storm common stock using the Storm closing price at March 27, 1998 of $2 per share. The Company's common stock ownership of Storm would increase to approximately 17% on conversion, and is subject to certain resale restrictions.

NOTE 5 -- EQUITY INVESTMENTS:
  In June 1998, the Company acquired 49% of the outstanding shares of Space Control, GmbH., the German-based provider of Logitech's Magellan 3D Controller. The agreement includes an option for the Company to acquire 100% of Space Control, if certain conditions are met. The Company will use the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. The Company will use the cost method of accounting for this investment.

NOTE 6 -- NET INCOME  PER SHARE:
  The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," ("SFAS 128") for the quarter ending December 31, 1997. All previously reported amounts were restated in accordance with SFAS 128.

  Under SFAS 128, basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share are computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents included in the Company's diluted earnings per share computations are registered shares issuable upon the exercise of stock option or stock purchase plan agreements (using the treasury stock method).

NOTE 7  INVENTORY
  At June 30 and March 31, 1998, inventory consisted of the following:

                                                      JUNE 30, 1998       MARCH 31, 1998
                                                      -------------       --------------
  Raw materials                                             $ 9,348              $ 5,695
  Work in progress                                            1,871                1,441
  Finished goods                                             27,136               25,281
                                                        -----------           ----------
                                                            $38,355              $32,417
                                                         ===========          ==========

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:
  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, not withstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful.

  The Company is involved in various legal actions and claims. In the opinion of management, the future settlements of such actions and claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9  SUBSEQUENT EVENT
  On August 10, 1998, the Company agreed to acquire the digital video camera business unit of Connectix Corporation for $25 million cash. The Connectix business unit will be combined with the Company's video division to offer a complete line of digital video cameras for most personal computer platforms and interface standards. The purchase is subject to customary closing conditions and regulatory approval. The acquisition will be accounted for as a purchase under generally accepted accounting principles. Upon consummation of the acquisition, the Company expects to record a one-time non-cash write-off for in-process research and development being acquired.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

  The Company's net sales are primarily derived from sales of its principal product line, control devices and, to a lesser extent, imaging solutions and other products. Control devices include mice, trackballs, touchpads, joysticks, gamepads, 3D game controllers, keyboards, and remote controls. Net sales of control devices accounted for a substantial majority of the Company's total net sales. Imaging solutions include color digital video cameras and, until December 1997, color personal scanners. Other products include partner products, as well as product lines that are being phased out for strategic purposes.

  In August 1998, the Company agreed to acquire the digital video camera business unit of Connectix Corporation for $25 million cash. Connectix's QuickCam brand is a market leader in PC video cameras for Windows and MacIntosh, with more than a 50% share of the market according to PC Data. While the PC video camera market is not yet a large market, it has been experiencing rapid growth. This acquisition is consistent with the Company's intention to enter the PC video camera market, and its development efforts in that area. The Connectix business unit will be combined with the Company's video division.

  In December 1997, the Company sold its scanner product line to Storm Technology, Inc. ("Storm") for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. In addition, the Company entered into an agreement with Storm under which it will market and sell Storm products in Europe in 1998. Under the sales agreement, the Company continued to sell its remaining scanner inventory outside of Europe through February 15, 1998.

  The Company decided to dispose of its scanner product line because of fundamental changes in the scanner market. The market has evolved from one driven by new technology and innovation, where Logitech was a leader, to one driven by cost, with prices dropping steeply. In addition, unit growth has been dominated by flatbed scanners, where Logitech was a new entrant in the market, rather than by color sheetfed scanners where Logitech was the leader. This transaction will allow Logitech to focus on its profitable control device product line and pursue new opportunities in emerging areas such as digital video cameras.

  The following tables set forth net sales for each of the Company's product lines in dollars and as a percentage of total net sales:


                                                                    THREE MONTHS ENDED JUNE 30,
                                                                    ---------------------------
                                                                        1998           1997
                                                                      --------        -------
                                                                           (IN THOUSANDS)
    Net sales:
      Control devices..........................................        $ 69,688       $ 79,884
      Imaging solutions........................................             387          9,641
      Other....................................................              50            633
                                                                      ---------       --------
    Total net sales............................................        $ 70,125       $ 90,158
                                                                      =========       ========
    Net sales:
      Control devices...........................................             99%            88%
      Imaging solutions.........................................              1%            11%
      Other.....................................................             --              1%
                                                                      ---------       --------
    Total net sales.............................................            100%           100%
                                                                      =========       ========

INITIAL PUBLIC OFFERING IN THE U.S.

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"), with net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold additional 30,000 shares from treasury under an option granted to the underwriters to cover over-allotments, generating net proceeds of $4.5 million.

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                                             THREE MONTHS ENDED JUNE 30,
                                                                             --------------------------
                                                                               1998             1997
                                                                              ------          -------
Net sales.............................................................           100%            100.0%
Cost of goods sold....................................................          67.1              71.4
                                                                             -------            ------
Gross profit..........................................................          32.9              28.6
Operating expenses:
 Marketing and selling................................................          16.8              13.4
 Research and development.............................................           9.0               8.1
 General and administrative...........................................           6.6               5.3
                                                                             -------            ------
Operating income......................................................            .5               1.8
Interest income (expense), net........................................            .9                .2
Other income, net.....................................................           (.5)               .8
                                                                             -------            ------
Income before income taxes............................................            .9               2.8
Provision for income taxes............................................            .2               (.4)
                                                                             -------            ------
Net income............................................................            .7%              2.4%
                                                                             =======            ======

COMPARISON OF THREE MONTHS ENDED JUNE 30, 1998 AND 1997

  Net Sales

  Net sales for the three months ended June 30, 1998 decreased 22%. This reduction was due to an $8.8 million decline in scanner revenue, a product line that was divested in December 1997, and a significant reduction in OEM pointing device sales.

  Retail sales of control devices experienced moderate growth. This growth was primarily due to increases from the Company's new wheel enhanced mice and revitalized trackball product line. These increases were partially offset by declines in the game device category, which includes joysticks and gamepads, where the Company has lost market share. The Company has taken steps, described later, and hopes to regain lost market share.

  OEM sales declined from last year due to three factors: a reduction in demand for mice from several large PC manufacturers; the Company's decision to depart from last year's set-top remote controller business; and the shrinking of the Japanese market.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit decreased 11% to $23.1 million.

  Gross profit as a percentage of net sales improved from 28.6% to 32.9%. This increase reflects both a favorable product mixes between the retail and lower margin OEM channels and the divestiture of the low-margin scanner product line. The Company has also been able to continue to achieve product cost reductions.

  Operating Expenses

  Total operating expenses decreased 6%, from $24.1 million to $22.7 million. This was despite substantial investments in research and development, particularly for game device products, and accelerated product marketing
efforts.   As a percentage of net sales, operating expenses increased from 26.8%
to 32.4%.

  The Company has continued to invest in the Logitech brand with its new visual marketing strategy, including new packaging, an updated web site, and new packaging materials. The Company has increased other marketing costs in new product areas, including the retail keyboard market, and multimedia speakers, which Logitech will introduce later in the second quarter. The Company has also increased its development effort in the game device area, and plans to introduce a number of new devices for the Christmas season. Development efforts have also continued for PC digital video cameras for the Internet, which the Company plans to introduce before Christmas. Increased costs in the above areas have been offset by reduced sales costs; eliminated research and development costs for the scanner product line sold in December 1997, and reduced general and administrative costs.

  Interest Income

  Interest income for the most recent quarter was $0.7 million, compared to $0.2 million in the prior year. The improvement was the result of a reduction in bank borrowings and an increase in interest bearing cash and cash equivalents made possible by cash flow from operations.

  Other Income (Expense)

  Other expense was $.4 million for the current quarter, compared to income of $.7 last year. This reduction was primarily due to lower net foreign exchange gains.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The provision for income taxes for the three months ended June 30, 1998 decreased to $0.1 million, representing a 15.0% effective tax rate, compared to a 15.1% effective tax rate for the three months ended June 30, 1997.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Balances, Available Borrowings, and Capital Resources

  At June 30, 1998, the Company had cash and cash equivalents of $65.2 million. The Company also had credit lines with several European and Asian banks totaling $44.6 million as of that date. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. In addition, the Company has a $20 million revolving working capital line of credit with a U.S. bank, which is available to fund working capital needs and other corporate purposes. This facility has a two year revolving period, is unsecured, and has a formal bank commitment. As of June 30, 1998, $59.7 million was available under these facilities.

  The Company has financed its operations and capital requirements primarily through cash flow from operations, bank borrowings and the sale of equity securities. The Company's short and long-term liquidity and capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  Cash Flow from Operating Activities

  The Company's operating activities generated cash of $8 million for the three months ended June 30, 1998, primarily from net income adjusted for depreciation, and reduced working capital requirements. Operating activities generated cash of $2.8 million for the three months ended June 30, 1997, primarily from net income adjusted for depreciation, partially offset by an increase in the Company's working capital requirements.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $14.7 million and $3.7 million for the three months ended June 30, 1998 and June 30, 1997. Included in 1998 is $12.2 million to make two acquisitions: 49% of the outstanding shares of Space Control GmbH, and 10% of the outstanding shares of Immersion Corporation. The remaining amounts invested in both years were for capital expenditures.

  Cash Flow from Financing Activities

  Net cash used in financing activities for the three months ended June 30, 1998 was $.5 million. This represents a $1 million net paydown of short-term debt, net of $.5 of proceeds from the sale of treasury shares.

  Net cash used in financing activities for the three months ended June 30, 1997 was $6.8 million. This amount reflects cash proceeds of $4.5 million received in April 1997 from the sale of additional registered shares under an option granted to the underwriters of the initial public offering in the U.S. to cover over-allotments. The Company had additional proceeds of $1.7 million from the sale of treasury shares. These cash proceeds, along with part of the $26.8 million received in March 1997 from the U.S. initial public offering, were used to pay down short-term debt by $12.9 million in the three months ended June 30, 1997.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

CERTAIN FACTORS AFFECTING OPERATING RESULTS

  This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 relating to, among other things, i) price competition, ii) an emerging environment in the digital video camera market,
iii) the Company's brand strategy, iv) the Company's research and development strategy, v) bank credit line availability, vi) cash liquidity availability, and
vii) the outcome of contingencies. Predictions of future events involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements due to the following risk factors:


  Potential Fluctuations in Future Operating Results; Seasonality

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; the availability of key components; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components, and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

  The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

  As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.


  Concentration of Operations in China and Taiwan

  Substantially all of the Company's manufacturing operations are located in Suzhou, China and Hsinchu, Taiwan. These operations could be severely impacted by national or regional political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects that differences in interpretation and enforcement will continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by, among others, several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

  Risk of Margin Declines

  The Company's gross margins are affected by a number of factors, including the mix between retail and OEM sales, product mix, product obsolescence, price and cost reductions. The Company believes that gross margins are likely to fluctuate in the near-term, but over the long term are likely to decline due to significant price pressures in the OEM market from PC manufacturers aggressively targeting low cost PCs, changes in product mix in the retail market toward lower margin products, and a decline in the rate of cost reductions in the Company's manufacturing operations.

  Risks Associated with International Operations; Currency Fluctuations

  Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company publishes its consolidated financial statements in U.S. dollars, however, a portion of the Company's revenues and expenses are denominated in currencies other than the U.S. dollar. The functional currencies for the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Dutch guilder, Swiss franc, Taiwanese dollar and Japanese yen. Certain of the Company's operations record revenues in one currency while incurring costs in different currencies. This currency imbalance has, and may continue to, result in foreign currency transaction gains and losses. Further, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the U.S. dollar and other currencies in which the Company transacts its business. Currently, the Company does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income.

  Intense Competition; Pricing Pressure

  The Company's business is characterized by intense competition, a trend of declining average selling prices and performance enhancements of competing products. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease-of-use, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

  In sales of control devices, the Company competes primarily with Alps, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Primax and Synaptics. In sales of imaging solutions, competitors include 3Com, Creative Labs, Intel, Kodak, Panasonic, Philips, and Sharp.

  Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, Microsoft is the Company's chief competitor in the market for control devices. Microsoft is also a leading producer of operating systems and applications with which the Company's control devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its control devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. In certain instances, this ability may provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer. Certain of the Company's competitors may also have patents or intellectual property rights, which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition and significant price reductions, which could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Rapid Technological Change

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

  Dependence on Control Devices; New Product Lines

Approximately 99% of the Company's net sales for the three months ended June 30, 1998 were derived from the sale of mice, trackballs, entertainment and other control devices. The Company is currently developing its video camera business. In connection with developing this business, in August 1998, the Company agreed to acquire the digital video camera business unit of Connectix Corporation for $25 million cash. The Connectix business unit will be combined with the Company's video division. Net sales and gross margins of the Company's video products are less predictable and may be less favorable than its experience with control devices. In addition, the Company has limited experience in the design, development, manufacture, marketing, and support of these products. These products are based on additional technologies and manufacturing processes, and there can be no assurance that the Company will be successful in this new
market, which is still emerging.   Many of the announced competitors for one or
more of the Company's products have stronger brand names, more extensive retail channel coverage, deeper consumer knowledge and experience, and greater resources.

  Reliance on Suppliers

  Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's application specific integrated circuits ("ASICs"), certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Dependence on Key Personnel

  The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Certain of the Company's senior management, including Guerrino DeLuca, the Company's President and Chief Executive Officer, and other key personnel have recently joined the Company. The Company's success will depend in part on successful assimilation of these and other new employees. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for which is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Distribution

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

  Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories. In addition the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations.

  Fluctuations in Effective Tax Rates; Potential Tax Increases

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates reflect a variety of factors that may not be present in the future. As a result, the Company's effective income tax rate may increase in future periods.

  Outcome of Legal Proceedings

  Logitech Inc., the Company's U.S. subsidiary, is a defendant in certain lawsuits alleging the plaintiff suffers from symptoms generally known as repetitive stress injury, allegedly incurred while using mice sold by Logitech Inc. Logitech Inc. has denied these claims and intends to defend the suits vigorously. These suits are similar to those filed against other major suppliers of PCs and add-on devices. Ultimate resolution of the various suits against Logitech Inc. may depend on results in other suits of this nature. Should these claims be successful, the claims could have a material adverse impact upon the financial position and results of operations of the Company.

  In December 1997, Logitech Inc. filed suit against KYE Systems Corp., KYE International Corp. and Mouse Systems Corp. in the United States Court, Eastern District of Texas, Texarkana Division, seeking damages and equitable relief based on allegations of patent infringement. In February 1998, Mouse Systems Corporation filed suit against Logitech Inc. in the United States District Court for the Northern District of California, seeking damages and equitable relief also based on allegations of patent infringement. Logitech Inc. believes that Mouse Systems Corporation's lawsuit is without merit and intends to defend it vigorously. However, there can be no assurances that this defense will be successful, or that any judgment in this lawsuit would not have a material adverse impact on the Company's business, financial condition and result of operations.

  The Company is involved from time to time in disputes with respect to its intellectual property rights and the intellectual property rights of others. Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in substantial costs and expenses to the Company and significant diversion of effort by the Company's technical and management personnel. In addition, there can be no assurance that litigation, either instituted by or against the Company, will not be necessary to resolve issues that may arise from time to time in the future. Furthermore, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products. Any such litigation could have a material adverse effect upon the Company's business, financial condition or results of operations.

  There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to the Company until well after it has committed significant resources to the development of a potentially infringing product. From time to time, the Company has received claims that it has infringed third parties' intellectual property rights, and there is no assurance that third parties will not claim infringement by the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all.

  Other

  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 1998. The Company cautions that the foregoing list of risk factors is not exhaustive.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                Logitech International S.A.


                                By:   /s/ Guerrino DeLucca
                                      _____________________________
                                      Guerrino DeLucca
                                      President and Chief Executive Officer

                                By:   /s/ Barry Zwarenstein
                                      _____________________________
                                      Barry Zwarenstein
                                      Chief Finance Officer,
                                      Chief Accounting Officer,
                                      and U.S. Representative

  August 15, 1998